Filed by Third Coast Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Plains Bancshares, Inc.

Commission File No.: 001-41028

Date: October 22, 2026

The following is a transcript of a conference call hosted by Third Coast Bancshares, Inc. on October 22, 2026, which discusses, among other things, the transaction with Great Plains Bancshares, Inc.:

CORPORATE PARTICIPANTS

Natalie S. Hairston

Executive Vice President, Dennard Lascar Investor Relations

Bart O. Caraway

Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.

R. John McWhorter

Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.

Audrey A. Spaulding

Senior Executive Vice President & Chief Credit Officer, Third Coast Bancshares, Inc.

...

OTHER PARTICIPANTS

Michael Rose

Analyst, Raymond James Financial, Inc.

Hannah Wynn

Analyst, Keefe, Bruyette & Woods, Inc.

Brett Rabatin

Analyst, StoneX Group, Inc. (Investment Management)

Bernard von-Gizycki

Analyst, Deutsche Bank Securities, Inc.

Matt Olney

Analyst, Stephens, Inc.

Dave Storms

Analyst, Stonegate Capital Markets, Inc

Jackson Andrew

Analyst, Piper Sandler & Co. (Broker)

...

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the Third Coast Bancshares Third Quarter Earnings Conference Call. At this time, all participants are in a listen only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It's now my pleasure to introduce Natalie Hairston of Investor Relations. Please go ahead. Natalie, please go ahead.

...

Natalie S. Hairston

Executive Vice President, Dennard Lascar Investor Relations

Good morning and thank you for joining us for Third Coast Bancshares Inc third quarter 2026 earnings conference call. With me today are Bart Caraway, Founder, Chairman, President and Chief Executive Officer; John McWhorter, Chief Financial Officer; and Audrey Spaulding, Chief Credit Officer.

First, a few housekeeping items. There will be a replay of today's call and it will be available by webcast on the investors section of our website at ir.thirdcoast.bank. There will also be a call replay available until October 29 and more information on how to access the replay features was included in yesterday's earnings release. Please note that the information reported on this call speaks only as of today October 22, 2026, and therefore you are advised that time sensitive information may no longer be accurate at the time of replay, listening or transcript reading.

In addition, the comments made by management during this call may contain forward looking statements within the meaning of the United States federal securities laws. These forward looking statements reflect the current views of management. However, various risks, uncertainties and contingencies could cause actual results, performance or achievements to differ materially from those expressed in the statements made by management. The listener or reader is encouraged to read the annual report on Form 10-K and other filings with the SEC to better understand those risks, uncertainties and contingencies.

Today's discussion will also include the proposed merger with Great Plains, Bancshares. This call does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Third Coast intends to file a registration statement on form S-4 that will include a joint proxy statement prospectus. And investors are encouraged to read it when it becomes available, as it will contain important information about the proposed transaction. The comments made today will also include certain non-GAAP financial measures.

Additional details and reconciliation to the most directly comparable GAAP financial measures were included in yesterday's earnings release, which can be found on the Third Coast website.

Now I would like to turn the call over to third Founder, Chairman, President and CEO, Mr. Bart Caraway. Bart?

...

Bart O. Caraway

Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.

Thank you, Natalie. And good morning, everyone. The third quarter was another healthy quarter for Third Coast and importantly, one that demonstrates the underlying strength of our franchise. Reported earnings included $3.2 million in merger related expenses, which affected non-interest expenses and net interest margin. John will walk through those items in more detail in just a moment. But when you look through those items, I believe the underlying performance of the franchise remains solid. There are a few things I'd point to. First, I'm encouraged by the continued momentum we're seeing in Treasury Management. The team continues to add customer relationships and generate a steady source of deposits over the past 12 months, non-interest-bearing deposits increased 60.3% compared with 35.5% growth in total deposits. For us, that's really about continuing to deepen customer relationships and build a stronger core funding base.

Second, we're also seeing strong loan activity. Gross loans ended the quarter at approximately $5.5 billion. During the quarter, we sold approximately $87 million of loans through our securitization program. Excluding that sale, loan growth exceeded $144 million. That underlying growth is consistent with the pipelines we discussed with you last quarter and gives us continued confidence in the strength of customer demand across our markets.

Third, credit remained stable. We recorded net recoveries during the quarter. Audrey will provide some additional detail on the portfolio in a few minutes.

And fourth, tangible book value per share reached $33.31, another new high for the company. We view the continued growth in tangible book value as an important measure of the long term value we're building for our shareholders. When you put these things together, I believe they tell a pretty straightforward story about where we are today. We're continuing to grow the company, strengthen our customer relationships, and build value while also positioning Third Coast for the next stage of growth.

And that brings me to Great Plains. Earlier this month, we announced our agreement to merge with Great Plains Bancshares, parent company of Great Plains National Bank. The combination will expand our presence in Dallas, establish our entry into Oklahoma, and is expected to create a franchise of approximately $9 billion in assets. We view Great Plains as an extension of the strategy we've been executing. We remain focused on disciplined growth, strong customer relationships, thoughtful balance sheet management, sound credit fundamentals, and ultimately building a franchise, franchise capable of producing durable long term earnings. We feel good about the progress we're making, both in performance of the core bank today and in what we're building for the future.

With that, I'll turn the call over to John to walk through the financial results and provide additional details on the quarter. John?

...

R. John McWhorter

Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.

Thank you, Bart, and good morning, everyone. As Bart mentioned, our third quarter results included a few items that are important to understand when looking at the quarter over quarter comparison. I'll spend some time on those items and provide additional detail on the underlying performance of the business.

Net income for the third quarter was $19 million compared to $22 million in the second quarter and $18.1 million in the third quarter of 2025 and diluted earnings per share was $0.93 compared to $1.08 rate last quarter and

$1.30 in the same period last year. However, excluding the $3.2 million of merger related expenses, adjusted net income was approximately $21.6 million or $1.06 per diluted share.

Net interest income was $59.5 million compared to $60.3 million in the second quarter and $50.8 million in the third quarter of last year. Net interest margin was 3.7% and would have been 3.74% without the accelerated accretion compared with 3.83% last quarter. On loans, gross loans ended the quarter at approximately $5.5 billion, an increase of $57 million from year. However, that reported number includes the impact of approximately

$87 million of loans sold through our securitization program during the quarter. Excluding that sale, underlying loan growth exceeded $144 million. As we discussed last quarter, securitization has become a part of our broader balance sheet and capital management strategy, and we expect to close a new securitization in the fourth quarter as well.

On the funding side, total deposits ended the quarter at $5.9 billion, an increase of $69 million from June. Non-interest-bearing demand deposits increased approximately $78 million to $721 million and represented 12.2% of total deposits compared with just 11% at June. As Bart noted, the longer term trend of non-interest-bearing demand deposits is also encouraging. Average cost of deposits for the quarter was 3.09%, up just four basis points from the second quarter, while remaining 47 basis points below the third quarter of last year. Our reported efficiency ratio was 63.1% and as adjusted was 58.63% compared with 56.5% last quarter. The sequential comparison reflects both the merger related and other non-recurring items, as well as the approximately $3.5 million gain on the sale of the factoring business that benefited the second quarter non-interest income.

We continue to build book value during the quarter. Book value per common share increased to $36.53 while tangible book value per common share reached a new high of $33.31 compared with $33.08 at June 30 and

$30.91 a year ago.

Finally, in case you missed it, we added a new table to our earnings release as something investors have asked for in the past, which is a breakout of our merger related expenses. And we also broke out the second quarter gain realized on the sale of our factoring business. This table shows adjusted ROA and ROE and also shows that by some measure it was our best quarter ever. It also shows that we have consistently grown net income for all reported periods.

Overall, while several items affected the quarter over quarter comparison, we continue to see strong loan demand progress in our funding mix and continued growth in shareholder value.

With that, I'll turn the call over to Audrey to discuss asset quality.

...

Audrey A. Spaulding

Senior Executive Vice President & Chief Credit Officer, Third Coast Bancshares, Inc.

Thank you, John, and good morning, everyone. Credit performance remained stable during the quarter and overall portfolio performance remains consistent with our expectations. Non-performing loans ended the quarter at approximately $29 million, compared to $27.1 million in June. As a percentage of total loans, non-performing loans were 0.53%, compared with 0.50% last quarter and 0.52% a year ago. While we experienced a slight increase in the quarter, the overall ratio remains relatively consistent with recent periods. The increase in non-performing loans was primarily due to the placement on non-accrual of three SBA loans totaling approximately

$2.3 million. This increase was partially offset by paydowns on non-accruals and four small loans which were placed back on accrual. It is also noteworthy that over 45% of our total non-accrual loans are fully SBA guaranteed or cash secured. We recorded net recoveries of $27,000 during the quarter, marking our third consecutive quarter of net recoveries. We have recorded net recoveries of $182,000 year to date.

Provision for credit losses totaled $540,000 during the quarter, and the allowance for credit losses increased to

$54.4 million, representing 0.99% of total loans. Our loan portfolio remains well diversified across industries, markets and borrower relationships. Portfolio allocations remain generally consistent with the prior quarter, with commercial and industrial loans representing 43% of total loans and construction development and land loans representing 16%. While owner occupied CRE was 11% and Non-owner occupied CRE was 18%.

Overall, we continue to feel good about the credit profile of the portfolio. As we grow, our teams remain focused on disciplined underwriting, appropriate loan structures and proactive portfolio management. The consistency we're seeing in credit performance, even as the balance sheet continues to grow, reflects the same disciplined approach we've discussed with you throughout the year.

With that, I'll turn the call back to Bart. Bart?

...

Bart O. Caraway

Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.

Thank you, Audrey. As we look ahead, we believe Great Plains represents an important next step in building a stronger, more valuable Third Coast franchise. First and foremost, the transaction has the potential to transform our funding profile. Great Plains brings a granular, relationship based core deposit franchise that strengthens the commercial banking platform we have built at Third Coast and gives us greater capacity to support continued growth. When you pair that stronger funding base with the scale and capabilities we're bringing together, we believe it creates an opportunity for more durable earnings and long term stakeholder value. Our focus isn't simply on becoming a bigger bank. It's building a better bank. And as the banking landscape continues to evolve, we we believe there is meaningful value in building a Texas headquartered bank of scale with the talent, capabilities and relationship banking culture to compete. That kind of franchise is increasingly difficult to replicate.

Before we open the call to questions, I want to thank our employees for their continued commitment to our customers and to Third Coast and our customers and shareholders for the trust they place in us. We do not take that trust for granted and will continue to work to earn it in every way.

With that, I'll turn the call back over to the operator.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from the line of Michael Rose with Raymond James. Please proceed.

...

Michael Rose Analyst, Raymond James Financial, Inc.	Q

Hey, good morning, guys. Thanks for taking my questions. I just wanted to kind of get a better understanding of the margin dynamics this quarter. You know, typically when you have a securitization, you get a pretty meaningful boost. But you were down kind of 13 basis points. It looks like it was in the securities portfolio and I saw the balances grew. So maybe you added some yields were down. If you can just kind of walk us through kind of what happened this quarter, I think you'd guided to flat to up. So with the securitization, I would've thought that we would have seen that up. So if you could just walk us through all that would be great. Thanks.

...

R. John McWhorter Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.	A

Sure. So there's a lot, Michael, that I can say about the margin for this quarter. It certainly was a little bit of a surprise to us. On a more positive basis, we're definitely going to be up in the fourth quarter. So several points there on the margin I would point out that for the quarter, we were considerably better each consecutive month. In other words, July was the low point for the quarter and we would have expected it to be a little bit better because of the securitization. But that one, we were selling loans off the balance sheet that we had already amortized most of the fee income.

So there were very few fees that we picked up from that one. The one that we're doing in the fourth quarter should be more material where we actually see a difference where this one we did not in the securities portfolio because we did the securitization early in the quarter. This one had a little bit lower yield than the existing portfolio. So it did drag it down a little. But then of course, late in the quarter when rates went up, all of those asset backed securities that we have on the books are floating rate. So I would expect an increase in the yield in securities for the quarter.

Our non-interest-bearing demand is going to continue to be a nice tailwind. So if you look at the quarterly average non-interest bearing demand, it was I think $654 million average for the quarter where period end was $721 million. So a pretty significant difference. And we're still at about those levels today. So where last quarter, we sold assets early in the quarter. It's going to be a little bit different this quarter that our non-interest bearing demand is up. Loans so far through today are up $80 million for the month. So it looks like we're going to have loans that are being funded by non-interest bearing demand.

The rate increase, we are a little bit asset sensitive, so I'm a lot more optimistic about the fourth quarter than the third quarter was just kind of quirky that that I certainly wouldn't have expected the decline and a little bit of it was amortization of premiums on the Keystone portfolio. We didn't have many loans booked at a premium, but there were a few and unfortunately some of them paid off at the same time. So we had to amortize those premiums which which made a bigger difference too. So it just happened to be one of those quarters where everything seemed to be going in the wrong direction. And I think those will reverse themselves for the fourth quarter.

...

Michael Rose Analyst, Raymond James Financial, Inc.	Q

I'm not trying to pin you down here, John, but as we think about the fourth quarter and the dynamics that you just laid out, you know, the four basis points you talked about earlier, the growth that you just mentioned, the NIB mix moving higher. How should we think is the starting point, you know, for the fourth quarter, you know, in the context that the margin increase through the third quarter? Thanks.

...

R. John McWhorter Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, I think [ph] 3.80% (00:33:28) is a pretty good number for the fourth quarter. And I would hope to overperform them versus that number. But the [ph] 3.80% (00:33:37) is kind of what we've penciled in.

...

Michael Rose Analyst, Raymond James Financial, Inc.	Q

Okay, perfect. And maybe one for you, Bart. You know, obviously, if you back out the securitization underlying growth close to the $145 million that's above the guide, John. You just mentioned that loans are up about $80 million so far this month. You're going to be adding the New Deal. You know, just how should we think about kind of pre and post deal loan generation, you know, kind of as we move forward? Is that is that prior target, you know, still what we should expect or should it be potentially something higher? Thanks.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

No, I think we're going to probably stay on target. There's a lot of dynamics to that. But we do have some teams that joined us at Third Coast that are ramping up, and I think that's reinforced the pipeline. At the same time, you know, our focus is going to be on integrating Great Plains and spending time with them. I do think there's some upside in their production in that they have some larger customers that would benefit from more products that we have. But I think all in all, we probably are sticking with the same guidance that we've had. I think it's going to be fairly consistent and a little bit of that too, with rates going up may put a little bit of damper on on some of the loan production. I think that's going to be offset by how robust our pipelines are. So evening everything out. I'm sticking to the same guidance we've had for the last, you know, three or four months.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah. And Michael, just maybe a little more color from my perspective. You know, last quarter, I would have thought that we could have done the securitization and still growing $100 million and it was $56 million. So we were off a little bit there. I would say the same thing for the fourth quarter that we can do a securitization and still grow in that $100 million range. But the difference is going to be we're not going to close it early in the quarter like we did the last one. It would be much later in the quarter and not impossible that it would push to the first quarter. But but most likely it's going to be a December sort of transaction. We we kind of have it teed up and should be ready to go on it. And we're waiting to see what the growth for the quarter looks like. But it's been strong enough lately that it's kind of just the best guess at this point.

...

Michael Rose Analyst, Raymond James Financial, Inc.	Q

Yeah, totally get it. I appreciate all that color. If I could just slip one more in just anything in that other fee income line that you would consider kind of non-recurring at this point? You know, I know it was kind of above the 4% to 4.5% quarterly range given last quarter. Thanks.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah. So we've been real happy with fee income initiatives lately. The Treasury Management Group continues to do well for for this quarter. Specifically, the differences versus prior quarters were we had more swap fees and we had more loan fee. And those are a little harder to forecast. Although with the pipelines being strong, those those numbers should continue to be strong. The swap fees, I mean, they're they're customer dependent. It's just hard to say.

And then the other piece that we have this quarter that we haven't had previously is this trailing revenue stream from the sale of our factoring company. And that was $150,000 or thereabouts for the quarter that that number shouldn't go down unless those loans pay off. And if we refer more deals, it could go up. So we're pretty optimistic about fee income. And, you know, again, tend to be just a little bit lumpy based on loan volume being that a lot of that loan fee related. But we feel pretty good about the quarter.

...

Michael Rose Analyst, Raymond James Financial, Inc.	Q

All right. Thanks for taking my question, guys. I'll step back.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Thanks, Mike.

...

Operator: The next question comes from the line of Hannah Wynn with KBW. Please proceed.

...

Hannah Wynn Analyst, Keefe,Bruyette & Woods,Inc.	Q

Hi. Good morning, guys. Thanks for taking my question. I wanted to start on the hiring side. I know you guys have continued to invest in experienced lenders and hired five new hires last quarter. Just curious how the hiring progress this quarter was and when those newer teams are expected to ramp up in the process and when we should expect a more meaningful contribution to growth.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Yeah, well, we've the teams that have come on teams that we've known for a long time and I think I'll give credit to the management team have gotten very good at kind of feathering in experienced team members aligned with their production, so that they get profitable very quickly. And indeed, I think the team's just gotten better and better at that. But these experienced bankers come with high quality customers that they are bringing on early. So I expect each one of them to get to profitability much faster than in the past. And indeed, some of them are already there.

At this point I think they're already contributing to the pipeline. Maybe the last one is coming is we feel like it's going to be very strong as well. And at this point, I think we've we've gotten the people that we'll probably have for for this year. Maybe if there's a lucky surprise, we another one. But for the most part, it's instead of volume, it is very targeted in surgical hiring. People that are coming on board, fewer numbers, but much bigger pipelines. And so I think we're really pleased the way we've managed it. It's not been a drag on the earnings like in the past.

We've hired large teams and it took a while for them to ramp up. I think these are teams that are coming on that make almost an immediate impact and sometimes they're profitable within the first month they come on.

...

Hannah Wynn Analyst, Keefe,Bruyette & Woods,Inc.	Q

Great that's...

...

R. John McWhorter Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, Hannah, I think...

...

Hannah Wynn Analyst, Keefe,Bruyette & Woods,Inc.	Q

Oh, sorry, go ahead.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Hannah, if you look at the salary line item on our earnings release, it's been pretty consistently $25 million for the last three quarters. So we've been able to hire these new teams. We think very high performing people and it's been offset with cost saves through Keystone and the sale of our factoring company. So we've been pretty happy with that line item, could go up a little bit in the fourth quarter. We do need to add support for these teams, but we've been encouraged by the talent that we've been able to add this year at a relatively modest increase, if any, in salary expense.

...

Hannah Wynn Analyst, Keefe,Bruyette & Woods,Inc.	Q

Great. That's very helpful. Thank you. And then another question on Great Plains, if you could just give us an update on the expected timing of the deal and whether an early first quarter 2027 close is still the right expectation. And any other color on the process and integration planning would be helpful.

...

R. John McWhorter Senior Executive Vice President & Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, we don't have a date exactly yet. You know, we do have to have shareholder meetings on both sides. I think the latest it would is April 1. We certainly hope for it to be February 1. We think it will be somewhere in that range between February 1 and April 1 is kind of best guess at this point. And hopefully we can clarify that in coming weeks.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

And as far as integration, obviously that's our priority. Fortunately, coming off right off Keystone, everything's relatively fresh. And, you know, our project management team's geared up and, you know, it's almost rinse and repeat. The nice thing about Great Plains is that they're essentially on FIS as well as we are. So it's greatly simplifies the products and they have a very similar Treasury platform as well. So for us, this is actually an easier transaction to integrate than even what Keystone was. So it's looking it's actually looking very well right now.

The other thing is just that I just give a shout out to the Great Plains team. I mean, there is a very talented group of people, especially for the size of the bank. We've been very impressed by the quality of people there and the cooperation between our teams is just been a natural fit and it's just been a very easy and pleasant process thus far. So I think that's going to translate into next to no customer impact. Again, we're keeping their names and there's markets so from the customer standpoint, I don't think they're going to really know much of any difference other than they're going to have more products. And at the same time, you know, we're going to be able to add some scale and leverage to all of it. So it's turning out to be even better than what I anticipated. And I knew it was going to begin from the beginning.

...

Hannah Wynn Analyst, Keefe,Bruyette & Woods,Inc.	Q

That's great to hear. That's all for me, guys. Thanks for taking my questions. I'll step back.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Thank you.

...

Operator: The next question comes from the line of Brett Rabatin with StoneX Group. Please proceed.

...

Brett Rabatin Analyst, StoneX Group, Inc. (Investment Management)	Q

Hey, good morning, guys. Thanks for the question. Wanted to start go back to the margin for a second and just was curious if you had spot margin at the end of the quarter or the margin for September?

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

It might take me just a second. I don't remember that off the top of my head.

...

Brett Rabatin Analyst, StoneX Group, Inc. (Investment Management)	Q

No worries. And then can you maybe...

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

[indiscernible] (00:43:30) ask another one? Yeah.

...

Yeah, I was going to say, well, I was looking for that. I guess I'm just a little confused

on... [indiscernible] (00:43:37)

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Brett, so don't hold me to this, but September was 385.

...

Brett Rabatin Analyst, StoneX Group, Inc. (Investment Management)	Q

Okay, great. And then Bart or John, I guess I'm still a little confused with the loan rates in the quarter. And I know the September rate hike, you know, was late in the quarter and so you wouldn't have had the full benefit. But can you just talk about the linked quarter change in loan yields and then and then maybe go over, you know, how much of the portfolio would be variable and reprice with with the Fed hike or walk us through kind of the dynamics around the repricing of the loan book?

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah. Brett, I admit, you look at the raw numbers and it's a little bit of a head scratcher as to how rates could have gone up and our yield went down. It's all tied to loan fees and the way we're amortizing fees. So if, for example, in the second quarter, we had more loan payoffs that had fees that we took directly into income. I mean, that would affect it. You know, we talked a little about the amortization of the premium that we had on the Keystone loan that paid off. It was $800,000. And you annualize that and it has a rather large effect. And that's that's actually probably the biggest thing is that one single loan that paid off that we had at a large premium. So I would I mean we're asset sensitive at plus 200 were 2% asset sensitive when the Fed raised rates we did not increase our deposit rates at all. I mean, there are some that are floating, obviously, but I expect the yield to go up next month for sure.

...

Brett Rabatin Analyst, StoneX Group, Inc. (Investment Management)	Q

Okay. That's helpful. And then was hoping to get an update on the ORE property and just, you know, if that was leasing up and, you know, any update on that that credit?

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

I don't think there's a whole lot to update on it. We're just continued to move forward with it. But it's pretty much on trend that we talked about before.

...

Brett Rabatin Analyst, StoneX Group, Inc. (Investment Management)	Q

Okay. Fair enough. Thanks for all the color.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Thank you.

...

Operator: The next question comes from the line of Bernard von-Gizycki with Deutsche Bank. Please proceed.

...

Bernard von-Gizycki Analyst, Deutsche Bank Securities, Inc.	Q

Hey, guys. Good morning. John, just following up on the fee income commentary that you mentioned, there was a little bit of outlier given the more swap fees and more loan fee income, is it fair are you keeping your quarterly guidance around that $4 million to $4.5 million or has that changed at all?

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, I think we could probably say $5 million.

...

Bernard von-Gizycki Analyst, Deutsche Bank Securities, Inc.	Q

Okay.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah. So I'd say some of it is certainly going to be core just the fact that we're bigger, that we have more people, that we're doing more deals. I mean, we certainly expect that number to increase. It may not be six every quarter, but or at least next quarter, we should see a nice increase.

...

Bernard von-Gizycki Analyst, Deutsche Bank Securities, Inc.	Q

Okay, great. And then maybe just on expenses, obviously, I understand that the merger costs can be a little lumpy. But just given like your forecast on those, any way to think about what we should be expecting, should there be another big number in 4Q? Just some sort of cadence. Just so we have a rough idea on what you're thinking from, you know, next quarter or so?

...

.....................................

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, good question. I'm glad you brought that up. So we did go back and look at what we originally told the market for the Keystone acquisition. So most of this expense was related to Keystone, not Great Plains. And if we go back to our original investor deck, we said the total deal expenses would be $13 million. And we've so far spent about $12.5 million, so we're just a little under where we expected to be and we may end up getting to the

$13-ish million. There's probably a little bit more expense there. You know, on Great Plains, it depends on when closing is. There shouldn't be much by way of merger expense in the fourth quarter. You know Keystone we're almost through with there's work obviously we're doing on Great Plains but it's not going to be material probably until the first quarter. So, I would think this quarter's going to be, I don't know, $500,000, maybe a million tops and merger expenses, probably closer to the $500 million, if I had to guess.

...

Bernard von-Gizycki Analyst, Deutsche Bank Securities, Inc.	Q

Okay, great. Thanks for taking my questions.

...

Operator: The next question comes from the line of Matt Olney with Stephens, Inc. Please proceed.

...

Matt Olney Analyst, Stephens, Inc.	Q

Hey, thanks for taking the question. Just a few follow ups on the securitization discussion from earlier. John, the securitization that you closed in the third quarter, you mentioned it was helpful as far as liquidity management and capital management, which makes sense just in terms of the overall financials at this transaction, I think you said the securitization was a slight drag to overall loan yields and obviously a drag to loan balances. So is it fair to say that that securitization on itself, was a little bit of a drag to overall financials in the third quarter or any other considerations from that deal we should consider?

And then the second part, John on the securitization that you're planning for the fourth quarter, I think you said it would be more financially impactful, implying it would not be a drag just any more color you can give on that securitization versus when you disclosed. Thanks.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, good question, Matt. So the first two that we did last year were very impactful because the fee income was in the million dollar range, which would far offset the attorney's fees. But the more recent one, it was a push at best. I mean, we really didn't make anything from that perspective. Now, of course, we have the earning assets. I mean, I'm not counting any of that. But if I look at non-interest income, non-interest expense, that securitization would have been a net negative for the quarter, only slightly so, but...

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

But obviously was the strategic play for us. It was something we needed to do to manage concentrations. And sometimes you do that when we have such large customers that we want to make sure and accommodate. You know, I think we look at this as customer service more than anything else and managing our own balance sheet. But I think, John, I talked about the fact that it closed within two weeks of the start of the quarter. That was, you know, a drag to the fact that it happened so early in the quarter.

...

Matt Olney Analyst, Stephens, Inc.	Q

Appreciate the details. And the second part of the question was on the securitization that you're working on now, I think it was implied this one could be more potentially impactful. I know it's not closed yet, but any more color on that would be helpful.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah, and I don't have numbers that we can give out yet, but I think this next one is going to look more similar to the first two than the more recent one that that there will be more fee income associated with it. It'll be a little bit higher yield on the security that we buy back. I think it'll be better all the way around.

...

Matt Olney Analyst, Stephens, Inc.	Q

Okay. That is helpful. Appreciate the color there. And then I guess Bart, you mentioned the progress you've made on the non-interest-bearing deposits in the third quarter and it sounds like that's continued thus far or in the fourth quarter. Really impressive in this kind of environment. Any more color on just the customer wins and the investments you've made that have driven some of the strong results there?

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Yeah, I think almost everything singles and doubles for the most part. One thing that again, we highlight Treasury management, they're opening probably more accounts than they ever have been. And I think part of this is just across the bank, the partnership, but the community in the commercial as well that, you know, that's, you know, a really, really good sign of the synergies that are happening between the groups. You know, we have, you know, some rather large customers to that as you know, that we've been banking and, you know, we have 25 accounts that are more than $1 million, which are significant high quality customers accounts that we probably could not have onboarded on the old system. And this is another reason why we we converted to a higher grade system is to be able to manage these type accounts and win these accounts. And that's part of the success story we're having.

...

Matt Olney Analyst, Stephens, Inc.	Q

Okay. Thank you for all the color. I'll step back.

...

Operator: The next question comes from the line of Dave Storms with Stonegate's. Please proceed.

...

Dave Storms Analyst, Stonegate Capital Markets, Inc	Q

Morning. And thank you for taking my questions. I wanted to go back to the Great Plain (sic) [Great Plains] (00:52:57) transaction. I know you mentioned in the slides there that you're expecting about 50% of the cost savings in 2027. Is there any is it too early to talk about maybe a cadence for that? Or is the Keystone acquisition, some of the, you know, legacy infrastructure there frontload some of that or maybe just any color we could get there would be helpful. then maybe just one more. In the past, you know, we've talked about the success of the heritage for all branches as a source of growth. Maybe just any thoughts on how you expect that to continue maybe in the second last couple of months of the year here? And then again, if Great Plains maybe adds to that growth in any meaningful way.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

That's a great observation because it really is an extension on our rule building. I think Great Plains has some fantastic history of being able to grow deposits and you know, they're truly a great marriage that they do some things better than us. We do some things a little bit better than them. But together, the synergies are going to be fantastic and we expect one of the stories that we're going to be able to tell is the ability to continue to grow these great core deposits even faster in a better rate.

You know, with us together and these deposits particularly are both core and stable, which is part of the story of transforming our deposit base. So I think this is one of the things that's hard to quantify, but I'm seeing it already from the dialogue that we're having internally, how well it fits together that I think big part of our core deposit production is going to be the contribution of us together in these particular markets. So and don't forget also North Texas, it greatly expands our footprint there. And whenever you look at the markets they're in, in north Texas and the dynamism of that market, I think we're going to be able to grow a lot of market share there with the combined banks. So overall, I think it's going to be a great story that we're going to be able to update. Have you all follow over time.

...

Dave Storms Analyst, Stonegate Capital Markets, Inc	Q

That's perfect. Thanks for the commentary and good luck next quarter.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Thank you.

...

Operator: The next question comes from the line of Stephen Scouten with Piper Sandler. Please proceed.

...

Jackson Andrew Analyst, Piper Sandler & Co. (Broker)	Q

Hey, morning, guys. This is Jackson Andrew on for Stephen. Appreciate all the color so far. I just wanted to touch back on the pipeline. Kind of what the – what's kind of driving growth there going forward? is probably going to be the biggest growth driver over the next quarter.

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

Yeah. And Jackson, I probably should have mentioned that this next securitization that we're working on is actually out of the commercial portfolio, which will be a first for us.

...

Jackson Andrew Analyst, Piper Sandler & Co. (Broker)	Q

Great. Thanks. And then just one other question. Kind of how should we be thinking about loan and deposit betas for this upcoming cycle?

...

R. John McWhorter Senior Executive Vice President &Chief Financial Officer, Third Coast Bancshares, Inc.	A

That is a good question. We certainly consider ourselves to be slightly asset sensitive. But, you know, in saying that our cost of funds has not gone up nearly as much as market rates, I mean, I think most people view us as being more sensitive to deposit cost, but, you know, market rates are up 50 to 100 basis points depending on where you look. And ours were certainly up far less than that. So I mean, some of our accounts are going to be, you know, very, very dependent on market rates. And, you know, the betas are going to be close to 100%. But overall in the portfolio, you know, we're managing for the margin. And even though, you know, ours may be higher than normal or higher than average, you know, we see the same thing on the asset side. So we're we're managing towards the margin and think it'll up in the fourth quarter and you know, whether rates continue going up or not, we we're confident about a higher margin for the fourth quarter.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

I think we've well to position ourselves to be a little agnostic on the rate moves we were prepared whether they went down or up. And sometimes for us just movement actually helps. I think if you look at our history, we've been very adept at, you know, working our portfolio when there are changes and I think this is going to be the same that for us, you know, the market rates moving is just opportunities to us readjust our portfolio some and we're, I think, going to be less impacted than most banks out there.

...

Jackson Andrew Analyst, Piper Sandler & Co. (Broker)	Q

Thanks, guys. Appreciate all the color.

...

Bart O. Caraway Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.	A

Thank you.

...

Operator: Thank you. This concludes the question and answer session, and I'd like to turn the call back over to Bart Caraway for closing remarks.

...

Bart O. Caraway

Founder, Chairman, President & Chief Executive Officer, Third Coast Bancshares, Inc.

Well, thank you, Joe, and thank you for everybody joining us on the call and your continued support of Third Coast Bancshares. We look forward to reporting back next quarter. Thank you all. Have a good day.

...

Operator: Thank you. This does conclude today's conference. You may disconnect your lines at this time and enjoy the rest of your day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Third Coast Bancshares, Inc. (“Third Coast”) with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains Bancshares, Inc. (“Great Plains”) by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 875, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026 and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.